Exhibit 12.1
ALON USA ENERGY, INC. AND SUBSIDIARIES
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Fiscal Year Ended December 31,
	2009	2008	2007	2006	2005
Ratio of Earnings to Fixed Charges:
Earnings:
Income before income tax expense (benefit), minority interest in income (loss) of subsidiaries, accumulated dividends on preferred stock of subsidiary and income (loss) from equity earnings (losses) of investees	$(191,642)	$157,427	$144,937	$256,416	$174,212

Add:
Fixed charges	121,232	83,663	52,889	35,832	23,998
Amortization of capitalized interest	425	344	394	441	311
Distributions from equity investees	19,167	2,774	9,301	2,422	1,617
Less:
Interest capitalized	(1,692)	(3,417)	—	—	(927)

Total earnings	$(52,510)	$240,791	$52,038	$295,111	$199,211

Fixed charges:
Interest expense, net	$111,137	$67,550	$47,747	$30,658	$19,326
Interest capitalized	1,692	3,417	—	—	927
Rental expense interest factor (A)	8,403	12,696	5,142	5,174	3,745

Total fixed charges	$121,232	$83,663	$52,889	$35,832	$23,998

Ratio of earnings to fixed charges	(B )	2.9x	3.9x	8.2x	8.3x

(A)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

(B)	For the year ended December 31, 2009, our ratio of earnings to fixed charges was less than one-to-one, and our coverage deficiency was approximately $173.7 million.